    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2000
                           2000 REGISTRATION NO. 333--


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          BIOSHIELD TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        GEORGIA                                           58-2181628
(STATE OF INCORPORATION)                   (I.R.S. EMPLOYER IDENTIFICATION NO.)


                          BIOSHIELD TECHNOLOGIES, INC.
                             5655 PEACHTREE PARKWAY
                             NORCROSS, GEORGIA 30092
                                 (770) 246-2000

               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL
                               EXECUTIVE OFFICES)

                                TIMOTHY C. MOSES
                          BIOSHIELD TECHNOLOGIES, INC.
                             5655 PEACHTREE PARKWAY
                             NORCROSS, GEORGIA 30092
                                 (770) 246-2000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                   COPIES TO:
                                 RAYMOND L. MOSS
                           SIMS MOSS KLINE & DAVIS LLP
                      400 NORTHPARK TOWN CENTER, SUITE 310
                            1000 ABERNATHY ROAD, N.E.
                             ATLANTA, GEORGIA 30328
                                 (770) 481-7200

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement until June 14, 2002, or until such time that all of the shares registered hereunder have been sold.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------

Title of each class                 Amount        Proposed maximum offering     Proposed maximum
       of                            to be                 price                   aggregate              Amount of
Securities to be registered      registered (1)        per share (2)            offering price (2)      registration fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock,  par
value $0.001 per share        10,000,000 shares            $1.422                  $14,220,000              $3,754.08
----------------------------------------------------------------------------------------------------------------------------------

(1) The shares of Common Stock which may be offered by the selling shareholder pursuant to this Registration Statement consist of shares issuable upon the conversion of $10,000,000 principal amount of Series B Convertible Preferred Stock and the exercise of warrants to purchase up to 79,281 shares of Common Stock. In connection with the sale of the Series B Convertible Preferred Stock, BioShield Technologies, Inc. agreed to file a registration statement covering the shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and exercise of the warrants. If all the Series B Convertible Preferred Stock had been converted, and all the warrants exercised, as of October 19, 2000, the conversion price for the Series B Convertible Preferred Stock would have been approximately $1.61 per share of Common Stock, and approximately 6.2 million shares of Common Stock would have been issuable as a result of such conversion and exercise. This registration statement includes additional shares of Common Stock in the event the actual number of shares issuable upon conversion of the Series B Preferred Stock increases as a result of adjustments in the conversion formula of the Series B Convertible Preferred Stock. In addition to the shares set forth in the table above, the amount to be registered includes an indeterminate number of shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock or the exercise of the warrants as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 of Regulation C under the Securities Act of 1933, but does not include additional shares that may be issuable due to the operation of the conversion formula applicable to the Series B Convertible Preferred Stock. Rule 416 does not apply to any additional shares that would be issuable to holders of the Series B Convertible Preferred Stock as a result of changes in the market price of the Common Stock, and BioShield Technologies, Inc. is not relying on Rule 416 to register any additional shares issuable as a result of the operation of the conversion formula applicable to the Series B Convertible Preferred Stock.

(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Registrant's common stock as reported on the Nasdaq SmallCap Market(TM) on October 19, 2000, in accordance with Rule 457 under the Securities Act of 1933.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                                   PROSPECTUS

                  SUBJECT TO COMPLETION, DATED OCTOBER 19, 2000

                          BIOSHIELD TECHNOLOGIES, INC.

                        10,000,000 SHARES OF COMMON STOCK

         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" DESCRIBED BEGINNING ON PAGE __ IN DETERMINING WHETHER TO PURCHASE SHARES OF BIOSHIELD.


         These shares of common stock are being offered by the selling shareholder identified on page __ of this prospectus in the section entitled "Selling Shareholder." The selling shareholder may sell these shares from time to time:

         -        on the Nasdaq SmallCap Market(TM);

         -        on the over-the-counter market;

         -        in transactions directly with market makers; or

         -        in privately negotiated transactions.

         We will not receive any portion of the proceeds from the sale of these shares.

         BioShield's common stock is quoted on the Nasdaq SmallCap Market under the symbol "BSTI."

         The selling shareholder will determine the price of the shares independent of BioShield. On October 19, 2000, the last sale price of the common stock on the Nasdaq SmallCap Market was $1.375 per share.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 The date of this prospectus is October 19, 2000

                                TABLE OF CONTENTS


                                                                                                                              PAGE
                                                                                                                              -----
Cautionary statement regarding forward-looking statements.......................................................................
Summary.........................................................................................................................
Risk factors....................................................................................................................
Use of proceeds.................................................................................................................
Issuance of shares to selling shareholder.......................................................................................
Selling shareholder.............................................................................................................
Plan of distribution............................................................................................................
Description of capital stock....................................................................................................
Transfer agent and registrar....................................................................................................
Legal matters...................................................................................................................
Experts.........................................................................................................................
Where you can find more information.............................................................................................
Information incorporated by reference...........................................................................................
















We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking information regarding BioShield Technologies, Inc., a Georgia corporation, including our majority-owned subsidiary, Electronic Medical Distribution, Inc., or eMD, a Delaware corporation. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements as to industry trends, future economic performance, anticipated profitability, anticipated revenues and expenses, anticipated transactions and closing dates for these transactions, planned product development and products or service line growth may be significantly impacted by risks and uncertainties, including, but not limited to, failure of our industries to develop at anticipated rates, failure of our existing and planned products and services to be timely developed or to gain significant market acceptance, competition and other economic factors. You can find many of these statements by looking for words such as "may", "will", "believes", "expects", "anticipates", "intends", "could", "would", "estimates" or similar expressions in this prospectus.

         These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk factors" beginning on page __, that may cause BioShield's or eMD's actual results to differ from results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should carefully consider the risks described in the "Risk factors" section, in addition to the information contained in this prospectus and the documents incorporated by reference.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither BioShield, eMD or any other person assumes responsibility for the accuracy and completeness of those statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. All subsequent written and oral forward-looking statements attributable to BioShield or any person acting on our behalf is expressly qualified in their entirety by the cautionary statements contained or referred to in this section.


                                     SUMMARY

         This summary highlights selected information in this prospectus, and may not contain all the information that is important to you. You should carefully read this entire prospectus and the other documents we refer to for a more complete understanding of this offering. Investment in our common stock involves a high degree of risk. Investors should carefully consider the information set forth under "Risk Factors" beginning on page __.

         THE COMPANY. BioShield Technologies, Inc. is a Georgia corporation and was organized in 1995. We historically have been engaged in research and development, patent filings, regulatory issues and related activities geared towards the sale of our retail, industrial and institutional products. Due largely to recent Environmental Protection Agency, or EPA, approvals, we are currently selling and marketing primarily cleaning and deodorizing products. Many of these products provide long-term killing action of microorganisms responsible for cross contamination and viral contamination, along with inhibiting and controlling the growth of over 100 viral, bacteria, fungi and yeast organisms.

         In 1999, we created a subsidiary to develop electronic commerce via the internet called Electronic Medical Distribution, Inc. or eMD. eMD integrates services for healthcare providers with a comprehensive internet-based product and healthcare website. These services include point of care medication management, electronic patient charting, pharmaceutical fulfillment and pharmaceutical care services. eMD launched its consumer and physician web site in January 2000. As a result, BioShield currently operates in two distinct business segments, antimicrobial and biostatic products for use within the retail and institutional markets through BioShield and pharmaceutical healthcare via the internet through eMD. BioShield is comprised of four business divisions for the sale, distribution, and development of antimicrobial, biostatic, and medical related products for the internet, retail, industrial and institutional, and specialty chemical markets.

         RECENT DEVELOPMENTS. On July 3, 2000, we announced that we would acquire AHT Corporation, a national provider of internet-based e-commerce solutions for clinical laboratories, pharmacy benefit managers, pharmacies and physicians, and integrate AHT into eMD. It was expected that the combined entity would offer comprehensive internet clinical transaction services. On September 7, 2000, AHT filed suit against us, claiming, among other things, that we had fraudulently induced AHT to enter into the merger agreement. On September 22, 2000 AHT filed for protection from its creditors under chapter eleven of the federal bankruptcy code. Also on September 22, 2000 we entered into a revised asset purchase agreement with AHT, pursuant to which we have agreed to provide AHT with up to $1,500,000 in emergency financing and to purchase the assets of AHT for approximately $12,000,000 in cash and $3,000,000 in our common stock. In exchange, AHT has agreed to stay the litigation and subsequently dismiss the suit with prejudice. This asset purchase agreement is subject to the approval of the bankruptcy court.

         On July 7, 2000, we announced an agreement to acquire up to 85% of the outstanding stock of Arrow Magnolia International, Inc. for a combination of cash and stock, and integrate Arrow-Magnolia into our professional division. Dallas-based Arrow Magnolia is engaged primarily in the manufacture and distribution of specialty chemical products for use in cleaning and maintaining equipment, and generalized maintenance and sanitation products. Subsequently, on September 22, 2000, we amended our agreement to provide for payment for the Arrow-Magnolia shares entirely in cash. BioShield will offer $5.00 per share for up to 85% of the issued and outstanding common stock of Arrow-Magnolia. The total transaction is valued at approximately $17.5 million. The transaction is subject to satisfaction of the conditions set forth in the agreement, including the completion of due diligence investigations.

         THE OFFERING. On June 14, 2000, we completed a private placement for cash of $10 million principal amount of our series B convertible preferred stock and warrants to purchase 79,281 shares of common stock. We agreed to file the registration statement which includes this prospectus to register for resale the shares of our common stock issuable upon conversion of the preferred stock and exercise of the warrants. If all the shares of series B preferred stock were converted, and all the warrants exercised, as of October 16, 2000, we would be required to issue approximately 2,514,600 shares of common stock, or approximately 23% of the number of shares of common stock that would then be outstanding. The total number of shares of common stock issuable upon the conversion and exercise will vary, based upon the closing bid and ask prices of our common stock. The terms of the preferred stock and the warrants, including the conversion rights of the preferred stock, are more fully described in this prospectus under "Description of Capital Stock" on page [ ].



                                  RISK FACTORS


         BioShield common stock can be a risky investment and may not be suited to your investment objectives. The following is a summary of the most significant risks to the purchase of BioShield common stock. For a fuller understanding of BioShield and the other risks to investing in its common stock, you should also carefully consider the information that we refer to in this document. These documents are identified in the section entitled "Information Incorporated By Reference " on page [ ].

RISKS RELATING TO BIOSHIELD AND ITS BUSINESS

         WE MAY NOT BE ABLE TO FURTHER COMMERCIALIZE OUR PRODUCTS EVEN AFTER RECEIPT OF REGULATORY APPROVALS TO DO SO. We were organized in June 1995 and were a development stage company until regulatory approval was received for our core product in February, 2000. BioShield's long-term viability, profitability and growth will depend upon the successful commercialization of our core product resulting from our research and product development activities. We may encounter significant challenges in shifting from the development to commercialization of our new products. We may not be able to sell significant quantities of any product outside of retail distribution channels until the time we receive expanded regulatory approval to commercially market our products in additional industrial and medical markets. Any regulatory approvals we receive may be limited in scope. Additionally, many of our products will require laboratory and clinical testing and investment prior to obtaining regulatory approvals and prior to full commercialization. We cannot assure you that these approvals will be obtained. We have not filed any applications or registrations with the U.S. Food and Drug Administration, or FDA, and none are anticipated to be filed in the near future. In addition, with respect to the FDA, adverse or inconclusive results in clinical trials could significantly delay or ultimately preclude any regulatory approvals. Even if we obtain regulatory approvals, there can be no assurance that any product approval will lead to the successful commercialization of our products.

         WE HAVE A LIMITED OPERATING HISTORY, HAVE NEVER BEEN PROFITABLE AND MAY NEVER DEVELOP A COMMERCIALLY SUCCESSFUL PRODUCT. We have limited relevant operating history upon which you can evaluate our prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the evolving, heavily regulated healthcare, drug, and medical device industry. This industry is characterized by an increasing number of market entrants, intense competition and a high failure rate. Additionally, we have just begun to incorporate our technologies into commercial products.

         WE HAVE GENERATED LIMITED REVENUE TO DATE, HAVE A HISTORY OF SIGNIFICANT LOSSES AND EXPECT CONTINUED LOSSES. We have generated only limited revenue from product sales and consulting to date. Although we have recorded contract revenue, we have generated total revenue from product sales of only approximately $2.5 million from inception through June 30, 2000. In addition, we have incurred significant losses, including losses of $356,316, $514,459, $1,471,929, $3,289,616 and $25,069,646 for the thirteen months ended June 30,
1996 and for the fiscal years ended June 30, 1997, 1998, 1999 and 2000. Because we will continue to have high research and development and general and administrative expenses for the foreseeable future without matching revenues, we anticipate continued net losses until the time, if ever, as we are able to generate sufficient revenues to support our operations.

         OUR LOSSES WILL PROBABLY CONTINUE FOR AN INDEFINITE PERIOD. We believe that our ability to generate sufficient revenues, aside from the retail market, may depend on our success in obtaining regulatory registrations for the commercial sale of additional products. We cannot assure you that we will receive approval to sell additional products, or that we will derive revenue from the commercialization of our products. Additionally, we can not assure you that we will ever be profitable.

         OUR CONTINUED EXISTENCE AS A GOING CONCERN IS DEPENDENT UPON THE SUCCESS OF OUR FUTURE OPERATIONS AND OUR ABILITY TO OBTAIN ADDITIONAL FINANCING. We currently have and will continue to have significant capital requirements to fund our operations. To fund our capital requirements to date, we have been dependent primarily on:

         - sales revenue generated primarily from the sale of our products;

         - the net cash proceeds of private placements of BioShield and eMD securities; and

         -        the proceeds of our initial public offering.

         We anticipate, based on our currently proposed plans and assumptions relating to our operations, that current working capital and projected revenues, together with the proceeds of private placements of our convertible preferred stock effected in January and June, 2000 and the availability of approximately $58 million in the form of two private equity facilities, will be sufficient to satisfy our estimated cash requirements through the end of 2001. We expect to incur substantial costs to complete the primary development of our products for the medical and industrial markets. Therefore, unless we generate significant revenues during this period, we may need additional financing to fully fund this development. We have no other current sources of additional financing and it is not anticipated that any of the officers, directors or stockholders of BioShield will provide any portion of our future financing requirements. We cannot assure you that additional financing will be available on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed could require us to significantly curtail or possibly cease operations. We may also need to raise additional funds to respond to business contingencies, which may include the need to:

         -        fund more rapid expansion;

         -        fund additional marketing expenditures;

         - develop new or enhance existing editorial content, features or services;

         -        enhance our operating infrastructure;

         -        respond to competitive pressures; or

         -        acquire complementary businesses or necessary technologies.

         If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in connection with this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all.

         OUR BUSINESS MAY NOT GROW IF OUR PRODUCTS DO NOT RECEIVE ADDITIONAL REGULATORY APPROVALS AND WE COULD BEAR SUBSTANTIAL REGULATORY COSTS. The development, manufacture, testing and marketing of all of our products are subject to extensive regulation by numerous authorities in the United States and other countries. In the United States, before new antimicrobial products for humans are permitted to be marketed commercially, they must undergo extensive preclinical and clinical testing. Delays in obtaining additional regulatory approvals may adversely affect the development, testing or marketing of our products and our ability to generate revenues from the sale or licensing of our products. We cannot assure you that we will obtain additional regulatory approvals in the United States or any other country to sell our products for these purposes.

         WE ARE AT A COMPETITIVE DISADVANTAGE TO LARGE, WELL-ESTABLISHED COMPANIES. The markets for our products are competitive. Competition from companies that produce antimicrobial products for commercial use is intense and we expect the competition to increase. We cannot assure you that other companies will not develop new products that are directly competitive with our products. We are aware of several other companies that currently manufacture products that compete directly with our products. Some of these companies have well-established reputations for success in the development, sale and service of conventional antimicrobial products and have substantially greater financial, technical, personnel and other resources than we do. We cannot assure you that we will be able to compete successfully, that competitors will not develop technologies or products that render our products obsolete or less marketable or that we will be able to successfully enhance our existing products or develop or acquire new products.

         OUR PRODUCTS MAY BECOME OBSOLETE. The antimicrobial industry is subject to rapid and significant technological change, and our ability to compete is dependent in large part on continued improvements to our products and technologies. In order to remain competitive, we must effectively utilize and expand our research and development capabilities, and, once developed, quickly convert new technology into products and processes that we can sell to the public. Our competitors may succeed in developing technologies, products and processes that render our processes and products obsolete. Some entities have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to products or processes that compete with or are related to our products. The scope and viability of these patents, the extent to which we may be required to obtain licenses under these patents or under other proprietary rights and the cost and availability of licenses are unknown, but these factors may limit our ability to market our products.

         OUR BUSINESS POTENTIALLY EXPOSES US TO PRODUCT LIABILITIES THAT ARE INHERENT IN THE TESTING, MANUFACTURING, MARKETING AND SALE OF THERAPEUTIC PRODUCTS. While we will take precautions we deem appropriate, we cannot assure you that we will be able to avoid significant exposure to product liability lawsuits. We have obtained general liability insurance in the amount of $1,000,000, which includes aggregate product coverage of $1,000,000. We also have an umbrella liability policy with an aggregate limit of $5,000,000. We cannot assure you that we will be able to obtain product liability coverage in the future on acceptable terms or that any insurance policy will provide adequate protection against potential claims. A successful claim brought against us in excess of any insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

         THE MARKET MAY NOT ACCEPT OUR PRODUCTS. To date, we have generated limited revenue from sales of our products. We have not yet commenced significant marketing activities, we have limited marketing experience and limited resources to independently undertake extensive marketing activities. The demand and market acceptance for our newly introduced products is highly uncertain. Achieving market acceptance for our products will require substantial marketing efforts and expenditure of significant funds to inform customers of the distinctive characteristics and benefits of using our products. We cannot assure you that our marketing efforts will result in successful commercialization or market acceptance of our products.

         WE ARE VERY DEPENDENT ON KEY PERSONNEL. Our success will be largely dependent on the abilities and continued personal efforts of Timothy C. Moses, one of BioShield's founders and chairman of the board of directors, president, and chief executive officer of BioShield. We employ Timothy Moses under an employment agreement which expires on January 1, 2003. The loss of the services of Timothy Moses would have a material adverse effect on our business, financial condition and results of operations. We are also a beneficiary of a key man life insurance policy in the amount of $1,000,000 on Timothy Moses. We do not currently own policies covering any other officer or employee.

         THERE ARE SUBSTANTIAL STOCKHOLDERS OF BIOSHIELD. Timothy Moses, one of BioShield's founders and chairman of the board of directors, president, and chief executive officer of BioShield, beneficially owns approximately 20% of the outstanding shares of BioShield common stock. Jacques Elfersy, one of BioShield's founders and a former executive officer and director of BioShield, owns approximately 17% of the outstanding shares of BioShield common stock. As a result of their significant ownership, Timothy Moses and Jacques Elfersy may be able to exert significant influence over the outcome of stockholder votes, including votes concerning the election of directors, the adoption of amendments to BioShield's articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets. This influence could also have the effect of delaying, deferring or preventing a change in control of BioShield that BioShield's stockholders would favor.

         WE CANNOT ASSURE YOU THAT THERE WILL BE A CONTINUED PUBLIC MARKET FOR BIOSHIELD COMMON STOCK. The market prices for securities of biotechnology companies, including BioShield, have been volatile. Many factors may have a significant effect on the market price or liquidity of our common stock, including:

         - announcements of technological innovations or new products by us or our competitors;

         - developments concerning proprietary rights including patents and litigation matters;

         - publicity regarding actual or potential clinical testing relating to products under development by us or others;

         - regulatory developments in both the United States and foreign countries;

         -        public concern regarding the safety of biotechnology products;

         -        economic and other external factors; and

         -        period-to-period fluctuations in financial results.

         Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, including BioShield.

         A SIGNIFICANT NUMBER OF SHARES OF BIOSHIELD COMMON STOCK MAY BE RESOLD IN THE PUBLIC MARKET. In September 1999, over 4.5 million shares of BioShield common stock that were restricted securities became eligible for resale pursuant to Rule 144 under the Securities Act after the expiration of a lock-up agreement. Any sales of significant amounts of these shares in the public markets could adversely affect the market price of BioShield common stock.

         A SUBSTANTIAL NUMBER OF SHARES OF BIOSHIELD COMMON STOCK MAY BE ISSUED AT A DISCOUNT TO THE MARKET PRICE FOR THOSE SHARES. We have filed a registration statement covering up to 1,000,000 shares of our common stock which may be issued in connection with the exchange of shares of eMD common stock and related warrants. The exchange would be at a discount to the then-current market value of our common stock. We have entered into private equity financing agreements under which a total of up to $60 million in BioShield common stock may be issued at a discount to the then-current market price, under which we have drawn down $2 million to date. In addition, the series B convertible preferred stock is convertible into BioShield common stock at a discount to the then-current market value. See "Description of Capital Stock" at page ___. The effect of these exchanges and conversions may have a negative impact on the trading price of our common stock, may enable these investors to acquire a substantial ownership position in BioShield and may significantly dilute the interest of existing BioShield stockholders.

         A SUBSTANTIAL NUMBER OF SHARES OF BIOSHIELD COMMON STOCK HAVE BEEN RESERVED FOR ISSUANCE UPON THE CONVERSION OF OUTSTANDING OPTIONS. We have reserved up to 3.2 million shares of BioShield common stock for issuance to our key employees, officers, directors and consultants pursuant to our stock incentive plan and 1 million shares of BioShield common stock for issuance to directors pursuant to our directors' stock option plan. As of June 30, 2000, options to purchase 640,500 shares were outstanding under the stock incentive plan, of which 612,000 were immediately exercisable, and 595,000 options had been granted under the directors' plan, all of which are immediately exercisable. The existence of these options and any other options or warrants may prove to be a hindrance to future equity financing by BioShield. In addition, these options may result in sales of common stock to officers and directors of BioShield at prices well below the market price at the time of option exercise.

         OUR DIRECTORS ARE AUTHORIZED TO ISSUE A SERIES OF BLANK CHECK PREFERRED STOCK, WHICH, IF ISSUED, MAY HARM THE RIGHTS OF HOLDERS OF SHARES OF BIOSHIELD COMMON STOCK. BioShield's articles of incorporation authorize the issuance of blank check preferred stock with designations, rights and preferences that BioShield's board of directors may determine. Accordingly, our board of directors is empowered, without stockholder approval, to issue additional preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of shares of BioShield common stock. The issuance of a series of preferred stock could be used to discourage, delay or prevent a change in control of BioShield, to the harm of the stockholders. Although management has no present intention of issuing any shares of its authorized preferred stock, BioShield may do so in the future.

         OUR ARTICLES OF INCORPORATION AND BYLAWS CONTAIN ANTI-TAKEOVER PROVISIONS THAT MAY DISCOURAGE OR PREVENT POTENTIAL ACQUIRORS FROM ACQUIRING BIOSHIELD. Our articles of incorporation and bylaws contain numerous anti-takeover provisions that will encourage any potential acquiror of BioShield to deal directly with BioShield's board of directors. These provisions include:

         - a classified board of directors with directors serving staggered three-year terms;

         - a prohibition against majority stockholders taking actions by written consent;

         - restrictions on the power of stockholders to call special meetings of the stockholders;

         - requirements that the board of directors must have advance notice of any business to be introduced at a stockholders' meeting and nominees for election to the board of directors;

         - adoption of provisions of Georgia law regarding business combinations;

         - authorization for BioShield's board of directors to consider the effects of any proposed acquisition on employees, customers, suppliers and the community;

         - provisions requiring that directors can only be removed for cause and by a greater than majority vote of stockholders; and

         - provisions requiring that unless BioShield's board of directors has approved an acquisition, a greater than majority vote of the stockholders is required in order to approve the acquisition.

         These anti-takeover provisions could allow BioShield's board of directors to impede or prevent an acquisition of BioShield even if stockholders support the acquisition. These provisions could also serve to entrench incumbent management.

         BIOSHIELD HAS NEVER PAID DIVIDENDS TO ITS STOCKHOLDERS AND DOES NOT FORESEE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. To date, BioShield has never paid any cash dividends on its common stock and it does not expect to declare or pay dividends on its common stock in the foreseeable future. In addition, future agreements or credit facilities may restrict dividend payments.

         WE MAY FAIL TO RETAIN OUR LISTING ON THE NASDAQ SMALLCAP MARKET. While BioShield's common stock currently meets the current initial listing requirements for inclusion in the Nasdaq SmallCap Market, we cannot assure you that we will continue to meet the listing requirements. If BioShield is unable to satisfy the Nasdaq SmallCap Market's requirements for continued listing, our common stock may be delisted. If our common stock is delisted, our common stock would then be traded only in the over-the-counter market in the so-called "pink sheets" or the NASD's OTC Bulletin Board. As a result, the liquidity of BioShield's common stock could be impaired, not only in the number of shares of BioShield common stock which could be bought and sold, but also through delays in the timing of transactions, reduced numbers of security analysts' and the news media's coverage of BioShield and lower prices for our securities than might otherwise be attained.

         In addition, if our common stock is delisted from trading on the Nasdaq SmallCap Market and the trading price of the common stock falls below $5.00 per share, trading in the common stock would be subject to the requirements of certain rules promulgated under the Exchange Act. These rules would require broker-dealers to provide additional disclosure in connection with any sales of BioShield common stock. These rules would also require broker-dealers to sell these securities only to established customers, accredited investors, as defined in the Securities Act, or other investors who give prior written consent before purchasing or selling their shares of BioShield common stock. The additional burdens imposed on broker-dealers by these requirements may discourage them from effecting transactions in BioShield common stock, which could severely limit the liquidity of the BioShield common stock.

         WE MAY NOT BE ABLE TO OBTAIN CASH THAT WE EXPECT TO HAVE ACCESS TO THROUGH OUR PRIVATE EQUITY CREDIT AGREEMENTS. Our business plans rely in part upon the receipt of part of the remaining $58 million in financing provided for under our private equity credit agreements. However, there are circumstances under which we may not receive all or any part of that financing, including:

         - If we do not effect or maintain the effectiveness of the required registration statements with the SEC, or any of the other conditions contained in the private equity credit agreements are not satisfied or waived, we will not be able to cause the investor to purchase the shares under the private equity credit agreements;

         - We currently cannot issue more than 19.99% of the shares outstanding immediately prior to the execution of either of the private equity credit agreements, unless we secure stockholder approval of the issuance of the shares. Accordingly, depending on the market price of our shares, in the absence of stockholder approval, we may not receive all the anticipated proceeds of the private equity credit agreements; and

         - The obligations of the private investor under the private equity credit agreements are not secured or guaranteed, and if the investor does not have available funds or otherwise refuse to honor its obligations to us, we may not be able to force it to do so.

         Further, if we are successful in selling shares under the private equity credit agreements, those sales will likely be at a discount to the current market price, and the existing stockholders of BioShield may experience significant dilution. As the market price for our common stock decreases, the number of shares which may be sold to the investor will increase. If we require the investor to purchase our shares at a time when our stock price is depressed, our existing stockholders' interest in our company will be significantly reduced.

         ANY FUTURE ACQUISITIONS WE MAKE OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS OR THE DISTRACTION OF OUR MANAGEMENT. We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. From time to time we engage in discussions and negotiations with companies regarding our acquiring or investing in those companies' businesses, products, services or technologies, and we regularly engage in these discussions and negotiations in the ordinary course of our business. Some of those discussions contemplate the other party making an investment in BioShield or eMD. However, we cannot give you any assurance that investments will be made. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make any acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would be dilutive to our existing stockholders. As of the date of this prospectus, other than the proposed acquisition of the assets of

AHT Corporation and the proposed acquisition of up to 85% of the outstanding stock of Arrow-Magnolia International, Inc., we have no agreement to enter into any material investment or acquisition transaction.

         OUR BUSINESS MAY FACE ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US WHICH COULD CAUSE OUR BUSINESS TO SUFFER. In addition to the risks specifically identified in this Risk factors section or elsewhere in this prospectus, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial which ultimately impair our business, results of operations and financial condition.

RISKS PARTICULAR TO EMD

         EMD WILL DEPLETE OUR CAPITAL MORE QUICKLY THAN OUR TRADITIONAL BUSINESS. We may require substantial capital in excess of what we now have available in order to complete the development and implement the operation of eMD.

         CONSUMERS AND THE HEALTHCARE INDUSTRY MUST ACCEPT THE INTERNET AS A SOURCE OF HEALTHCARE CONTENT AND SERVICES FOR OUR BUSINESS MODEL TO BE SUCCESSFUL. To be successful, we must attract to our network a significant number of consumers as well as other participants in the healthcare industry. To date, consumers have generally looked to healthcare professionals as their principal source for health and wellness information. Our business model assumes that both physicians and consumers will use healthcare information and purchase goods and services, including prescriptions drugs available on our network, that consumers will access important healthcare needs through electronic commerce using our website, and that local healthcare organizations will affiliate with us. This business model is not yet proven, and if we are unable to successfully implement our business model, our business will be materially adversely affected.

         THE INTERNET INDUSTRY IS HIGHLY COMPETITIVE AND CHANGING RAPIDLY, AND WE MAY NOT HAVE THE RESOURCES TO COMPETE ADEQUATELY. The number of internet websites offering users healthcare content, products and services is vast and increasing at a rapid rate. These companies compete with us for users, e-commerce transactions and other sources of on-line revenue. In addition, traditional media and healthcare providers compete for consumers' attention both through traditional means as well as through new internet initiatives. We believe that competition for healthcare consumers will continue to increase as the internet develops as a communication and commercial medium.

         We compete directly for users, e-commerce merchants, syndication partners and other affiliates with numerous internet and non-internet businesses, including:

         - health-related on-line services or websites targeted at consumers, such as accesshealth.com, ahn.com, betterhealth.com, drkoop.com, drweil.com, healthcentral.com, healthgate.com, intelihealth.com, mayohealth.org;
                  mediconsult.com, onhealth.com, thriveonline.com and webmd.com;

         - on-line and internet portal companies, such as America Online, Inc.; Microsoft Network; Yahoo! Inc.; Excite, Inc.; Lycos Corporation and Infoseek Corporation;

         - electronic merchants and conventional retailers that provide healthcare goods and services competitive to those available from links on our website;

         - hospitals, HMOs, managed care organizations, insurance companies and other healthcare providers and payors which offer healthcare information through the internet; and

         - other consumer affinity groups, such as the American Association of Retired Persons, SeniorNet and ThirdAge Media, Inc. which offer healthcare-related content to specific demographic groups.

         Many of these potential competitors are likely to enjoy substantial competitive advantages compared to eMD, including:

         - the ability to offer a wider array of on-line products and services;

         -        larger production and technical staffs;

         - greater name recognition and larger marketing budgets and resources;

         -        larger customer and user bases; and

         - substantially greater financial, technical and other resources.

         To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and services, as well as our sales and marketing channels. Increased competition could result in a loss of our market share or a reduction in our prices or margins. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

         OUR BUSINESS IS SUBJECT TO GOVERNMENT REGULATION RELATING TO THE INTERNET WHICH COULD IMPAIR OUR OPERATIONS. Because of the increasing use of the internet as a communication and commercial medium, the government has adopted and may adopt additional laws and regulations with respect to the internet covering areas such as user privacy, pricing, content, taxation, copyright protection, distribution and characteristics and quality of production and services. Since we operate a healthcare network over the internet, our business is subject to government regulation specifically relating to medical devices, the practice of medicine and pharmacology, healthcare regulation, insurance and other matters unique to the healthcare area. Laws and regulations have been or may be adopted with respect to the provision of healthcare-related products and services on-line, covering areas such as:

         -        the regulation of medical devices;

         - the practice of medicine and pharmacology and the sale of controlled products such as pharmaceuticals on-line; and

         - the regulation of government and third-party cost reimbursement.

         WE MAY BECOME SUBJECT TO REGULATION BY THE FDA. Some computer applications and software are considered medical devices and are subject to regulation by the FDA. We do not believe that our current applications or services will be regulated by the FDA; however, our applications and services may become subject to FDA regulation. Additionally, we may expand our application and service offerings into areas that subject us to FDA regulation. We have no experience in complying with FDA regulations. We believe that complying with FDA regulations would be time consuming, burdensome and expensive and could delay or prevent our introduction of new applications or services.

         WE MAY BECOME SUBJECT TO LICENSING REQUIREMENTS UNDER STATE LAW. The practice of medicine and pharmacology requires licensing under applicable state law. We have endeavored to structure our website and affiliate relationships to avoid violation of state licensing requirements, but a state regulatory authority may at some point allege that some portion of our business violates these statutes. Any allegation of this type could result in a material adverse effect on our business. In addition, any liability based on a determination that we engaged in the practice of medicine without a license may be excluded from coverage under the terms of our current general liability insurance policy.

         FEDERAL AND STATE LAWS PROHIBIT RECEIPT OF REFERRAL FEES FOR SOME KINDS OF PHARMACY PRODUCTS. We earn a service fee when users on our website purchase prescription pharmacy products from certain of our e-commerce partners. The fee is not based on the value of the sales transaction. Federal and state anti-kickback laws prohibit granting or receiving referral fees in connection with sales of pharmacy products that are reimbursable under federal medicare and medicaid programs and other reimbursement programs. Although there is uncertainty regarding the applicability of these regulations to our e-commerce revenue strategy, we believe that the service fees we receive from our e-commerce partners are for the primary purpose of marketing and do not constitute payments that would violate federal or state anti-kickback laws. However, if our program were deemed to be inconsistent with federal or state law, we could face criminal or civil penalties. Further, we would be required either not to accept any transactions which are subject to reimbursement under federal or state healthcare programs or to restructure our compensation to comply with any applicable anti-kickback laws or regulations. In addition, similar laws in several states apply not only to government reimbursement but also to reimbursement by private insurers. If our activities were deemed to violate any of these laws or regulations, it could cause a material adverse affect on our business, results of operations and financial condition.

         THERE IS NO ESTABLISHED MARKET FOR THE CONSUMER HEALTHCARE E-COMMERCE TRANSACTIONS WE FACILITATE. We plan to develop relationships with retailers, manufacturers and other providers to offer healthcare products and services through direct links from our website to their website. This strategy involves numerous risks and uncertainties. There is no established business model for the sale of healthcare products or services over the internet. Accordingly, we have limited experience in the sale of products and services on-line and the development of relationships with retailers, manufacturers or other providers of these products and services, and we cannot predict the rate at which consumers will elect to engage in this form of commerce or the compensation that we will receive for enabling these transactions. Consumers may sue us if any of the products or services that are sold through our website are defective, fail to perform properly or injure the user, even if these goods and services are provided by unrelated third parties. Some of our agreements with manufacturers, retailers and other providers contain provisions intended to limit our exposure to liability claims. These limitations may not however prevent all potential claims, and our insurance may not adequately protect us from these types of claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claims of this nature, whether or not successful, could seriously damage our reputation and our business.

         INTERNET CAPACITY CONSTRAINTS MAY IMPAIR THE ABILITY OF CONSUMERS TO ACCESS OUR WEBSITE, WHICH COULD HINDER OUR ABILITY TO GENERATE TRANSACTION AND E-COMMERCE REVENUE. Our success will depend, in large part, upon a robust communications industry and infrastructure for providing internet access and carrying internet traffic. The internet may not prove to be a viable commercial medium because of:

         - inadequate development of the necessary infrastructure such as a reliable network backbone;

         - lack of timely development of complementary products such as high speed modems;

         - delays in the development or adoption of new standards and protocols required to handle increased levels of internet activity; or

         -        increased government regulation.

         If the internet continues to experience significant growth in the number of users and the level of use, then the internet infrastructure may not be able to continue to support the demands placed on it.

         OUR BUSINESS IS DEPENDENT ON THE CONTINUOUS, RELIABLE AND SECURE OPERATION OF OUR WEBSITE AND RELATED TOOLS AND FUNCTIONS WE PROVIDE. We rely on the internet and, accordingly, depend upon the continuous, reliable and secure operation of internet servers and related hardware and software. Recently, several large internet commerce companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in certain instances, litigation. We have also suffered service outages from time to time, although to date none of these interruptions has materially adversely effected our business operations or financial condition. To the extent that our service is interrupted, our users will be inconvenienced, our commercial customers will suffer from a loss in transaction delivery and our reputation may be diminished. Some of these outcomes could directly result in a reduction in our stock price, significant negative publicity and litigation.

         Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not have full redundancy for all of our computer and telecommunications facilities and do not maintain a back-up data facility. Our business interruption insurance may be inadequate to protect us in the event of a catastrophe. We also depend upon third parties to provide potential users with web browsers and internet and on-line services necessary for access to our website. In the past, our users have occasionally experienced difficulties with internet and other on-line services due to system failures, including failures unrelated to our systems. Any sustained disruption in internet access provided by third parties could adversely impact our business. We retain confidential customer information in our database. Therefore, it is critical that our facilities and infrastructure remain secure and are perceived by consumers to be secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage our reputation or result in liability to us.


         EMD IS STILL IN THE INITIAL STAGES OF ITS OPERATIONS AND HAS A LIMITED OPERATING HISTORY. eMD is still in the initial stages of its internet and related operations and is in the process of further developing its site and related business. We launched the consumer and physician portions of eMD's website in January 2000. Accordingly, eMD has an extremely limited operating history. You should consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, including the internet market. These risks and difficulties include our ability to:

         - attract a larger audience of users to our eMD website than our competitors are able to attract;

         -        increase awareness of our brand;

         - strengthen user loyalty and increase the number of registered users;

         - offer compelling on-line content, services and e-commerce opportunities;

         - maintain our current, and develop new, affiliate relationships;

         - respond effectively to the offerings of competitive providers of healthcare information on the internet;

         -        continue to develop and upgrade our technology;

         -        attract, retain and motivate qualified personnel; and

         - increase the number of prescriptions and laboratory transactions processed through our website.

         We also depend on the growing use of the internet for commerce and communication, and on general economic conditions. We cannot assure you that our business strategy will be successful or that we will successfully address these risks or difficulties. If we fail to address adequately any of these risks or difficulties, our business will likely suffer.

         OUR BUSINESS IS CHANGING RAPIDLY, WHICH COULD CAUSE OUR QUARTERLY OPERATING RESULTS TO VARY AND OUR STOCK PRICE TO FLUCTUATE. Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. If we have a shortfall in revenue, or if our expenses precede increased revenues, then our business would be materially adversely affected. This would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance. Important factors which could cause eMD's results to fluctuate materially include:

         -        our ability to attract and retain users;

         -        traffic levels on our internet site;

         - our ability to attract and retain customers and maintain customer satisfaction for our existing and future e-commerce offerings;

         - new internet sites, services or products introduced by us or our competitors;

         -        the level of internet and other on-line services usage;

         - our ability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

         - our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments; and

         - technical difficulties or system downtime affecting the operation of our website.

         eMD revenue for the foreseeable future will remain dependent on user traffic levels and e-commerce activity on eMD and the level of physician participation. This future revenue is difficult to forecast. In addition, we plan to increase our sales and marketing operations, expand and develop content and upgrade and enhance our technology and infrastructure development in order to support our growth. Many of the expenses associated with these activities -- for example, personnel costs and technology and infrastructure costs -- are relatively fixed in the short-term. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall, in which case our results of operations would suffer. However, we cannot assure you that we will ever achieve profitable operations for eMD.

         In addition, market prices of emerging internet companies have been highly volatile, and the market for our stock may exhibit volatility as well.

         WE MUST ESTABLISH, MAINTAIN AND STRENGTHEN OUR BRAND IN ORDER TO ATTRACT USERS TO OUR NETWORK AND GENERATE SPONSORSHIP AND E-COMMERCE REVENUE. In order to expand our audience of users and increase our on-line traffic, we must establish, maintain and strengthen our brand. For us to be successful in establishing our brand, healthcare consumers must perceive us as a trusted source of healthcare information, products and services, and advertisers, merchants and manufacturers must perceive us as an effective marketing and sales channel for their products and services. We expect that we will need to substantially increase our marketing budget in our efforts to establish brand recognition and brand loyalty. Our business could be materially adversely affected if our marketing efforts are not productive or if we cannot strengthen our brand.

         WE HAVE COMMITTED AND WILL REQUIRE SIGNIFICANT FINANCIAL AND MARKETING RESOURCES TO EXPAND OUR NETWORK. If we are unable to earn revenues in excess of these commitments, our business will suffer. In order to expand our network, we intend to enter into a number of strategic partnerships which will involve the payment of significant funds for prominent or exclusive carriage of our healthcare information and services. These transactions are premised on the assumption that the traffic we obtain from these arrangements will permit us to earn revenues in excess of the payments made to partners. This assumption is not yet proven, and if we are unsuccessful in generating sufficient resources to offset these expenditures, we will likely be unable to continue to operate our business.

         IN ORDER TO ATTRACT AND RETAIN OUR AUDIENCE OF USERS, WE MUST PROVIDE HEALTHCARE CONTENT, TOOLS AND OTHER FEATURES WHICH MEET THE CHANGING DEMANDS OF THOSE USERS. One of our fundamental business objectives is for eMD to be a trusted source for healthcare information, products, and services. As with any form of consumer-oriented media, we have to provide editorial content, interactive tools and other features that consumers demand in order to continue to attract and retain our audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our editorial content, interactive tools and other features. We will not only have to expend significant funds and other resources to continue to improve our network, but we must also properly anticipate and respond to consumer preferences and demands. Competition for content will likely increase the fees charged by high quality content providers. The addition of new features will also require that we continue to improve the technology underlying our website. These requirements are significant, and we may fail to execute on them quickly and efficiently. If we fail to expand the breadth of our offerings quickly, or these offerings fail to achieve market acceptance, our business will suffer significantly.

         WE DEPEND ON THIRD-PARTY RELATIONSHIPS, MANY OF WHICH ARE SHORT-TERM OR TERMINABLE, TO PROVIDE US WITH CONTENT AND GENERATE REVENUE. We will depend on a number of third-party relationships to increase traffic on eMD and thereby generate revenues. Outside parties on which we depend include unrelated website operators that provide links to eMD and providers of healthcare content. Many of our arrangements with third-party internet sites and other third-party service providers are not exclusive and are short-term or may be terminated at the convenience of either party. We cannot assure you that third parties regard our relationship with them as important to their own respective businesses and operations. They may reassess their commitment to us at any time in the future and may develop their own competitive services or products.

         We intend to produce only a portion of the healthcare content that will be found on the eMD website. We will rely on third-party organizations that have the appropriate expertise, technical capability, name recognition, reputation for integrity, and willingness to syndicate product content for branding and distribution by others. As health-related content grows on the internet, we believe that there will be increasing competition for the best product suppliers, which may result in a competitor acquiring a key supplier on an exclusive basis, or in significantly higher content prices. Such an outcome could make the eMD website and related services less attractive or useful for an end user which could reduce our e-commerce revenues.

         We cannot assure you that we will be able to maintain relationships with third parties that supply us with content, software or related products or services that are crucial to our success, or that this content, software, products or services will be able to sustain any third-party claims or rights against their use. Also, we cannot assure you that the content, software, products or services of those companies that provide access or links to our website will achieve market acceptance or commercial success. Accordingly, we cannot assure you that our existing relationships will result in sustained business partnerships, successful product or service offerings or the generation of significant revenues for us.

         WE HAVE RECENTLY EXPERIENCED AND ARE LIKELY TO CONTINUE TO EXPERIENCE RAPID GROWTH IN OUR BUSINESS. We have experienced and are likely to continue to experience significant growth. Our ability to manage this growth is critical to our business. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand, train and manage our employee base, and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be adversely affected.

         Several members of our senior management joined us in 1999 and 2000, including Sharon Allred, Senior Vice President, Scott Parliament, Chief Financial Officer and Geoffrey Faux, President of eMD. These individuals are currently becoming integrated with the other members of our management team. We cannot assure you that our management team will be able to work together effectively or successfully manage our growth. We believe that the successful integration of our management team is critical to our ability to effectively manage our operations and support our anticipated future growth.

         IF WE CANNOT EXPAND OUR NETWORK INFRASTRUCTURE, WE COULD LOSE CUSTOMERS. We must continue to expand and adapt our network infrastructure to accommodate additional users, increase transaction volumes and meet changing consumer and customer requirements. We may not be able to accurately project the rate or timing of increases, if any, in the use of our website or to expand and upgrade our systems and infrastructure to accommodate these increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to instead use the on-line services of our competitors. Any service lapses may have a material adverse effect on our business.

         WE MAY HAVE LIABILITY FOR INFORMATION WE PROVIDE ON OUR WEBSITE OR WHICH IS ACCESSED FROM OUR WEBSITE. Because users of our website access health content and services relating to a condition they may have or may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if we improperly or wrongfully disclose confidential information. These types of claims have been brought, sometimes successfully, against on-line services in the past. Others could also sue us for the content and services that are accessible from our website through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. While our agreements, including those with content providers, in some cases provide that we will be indemnified against these liabilities, this indemnification, if available, may not be adequate. Our insurance may not adequately protect us against these types of claims. Further, our business is based on establishing the eMD network as a trustworthy and dependable provider of healthcare information and services. Allegations of impropriety, even if unfounded, could therefore have a material adverse effect on our reputation and our business.

         ANY FAILURE OR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO ESTABLISH OUR BRAND. Our intellectual property is important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. Federal registrations are pending for eMD as well as other service and trademarks. If we lose our right to use the eMD name, we would be forced to change our corporate name and adopt a new domain name. These changes could confuse current and potential customers and would adversely impact our business. We also rely on a variety of technologies that are licensed from third parties, including our database and internet server software, which is used in the eMD website to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future.

RISKS RELATING TO THE AHT ACQUISITION

         THE COMBINED COMPANY MAY NOT ACHIEVE THE BENEFITS EXPECTED FROM THE AHT ACQUISITION . Achieving the benefits of the acquisition of the assets of AHT Corporation, if completed, will depend in part on our ability to realize the anticipated growth opportunities and synergies from combining the businesses of BioShield's eMD internet healthcare subsidiary and AHT. The integration of eMD and AHT will be a complex, time-consuming and expensive process and may disrupt both companies' businesses if not completed in a timely and efficient manner. The challenges involved in this integration include the following:

         -        combining product offerings effectively and quickly;

         - successfully promoting and selling the combined products and services of eMD and AHT;

         -        retaining the existing customers of each company;

         - offering products and services of eMD and AHT to each other's customers;

         - retaining and integrating management and other key employees of both BioShield and AHT; and

         - maintaining adequate focus on our core business during our transition period in order to take advantage of competitive opportunities and respond to competitive challenges.

         It is not certain that eMD and AHT can be successfully integrated in a timely manner, or at all, or that the anticipated benefits will be realized. Risks to the successful integration of the companies include:

         - the failure to realize anticipated growth in revenue, earnings and cash flow expected from the acquisition ;

         - the potential disruption of the combined company's ongoing business and distraction of its management;

         - potential unforeseen difficulties in the integration of the technologies and product offerings of eMD and AHT; and

         - unanticipated expenses related to the integration of the two companies.

         The combined company may not succeed in addressing these risks or any other problems encountered in connection with the acquisition. Further, neither BioShield nor AHT can assure you that the growth rate of the combined company will equal the historical growth rates experienced by AHT or eMD.

         WE WILL HAVE TO AMORTIZE GOODWILL THAT WILL INCREASE OUR NET LOSSES. If the AHT acquisition is completed, the combined company's reported financial results will suffer as a result of purchase accounting treatment of the AHT acquisition and the impact of amortization of goodwill and other intangibles relating to the acquisition. BioShield will account for the acquisition as a purchase of AHT using the purchase method of accounting. As a result, BioShield will record the fair value of the consideration given for AHT common stock and for options to purchase AHT common stock assumed by BioShield, plus the amount of direct transaction costs as the cost of acquiring AHT. BioShield will allocate these costs to the individual AHT assets acquired and liabilities assumed, including intangible assets. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period.

         The amount of purchase cost allocated to goodwill and other intangibles is estimated to be $__ million. If goodwill and other intangible assets were amortized in equal quarterly amounts following completion of the acquisition , the accounting charge attributable to these items would be approximately $__ million per quarter or $__ million per fiscal year. As a result, purchase accounting treatment of the acquisition will result in a net loss for BioShield in the foreseeable future which could have a material and adverse effect on the market value of BioShield common stock following completion of the acquisition . Additionally, because we will issue shares of BioShield common stock in connection with the consummation of the acquisition, and since AHT has historically not been profitable, the acquisition may cause our loss per share to increase.

         THE ISSUANCE OF SHARES OF BIOSHIELD COMMON STOCK IN THE AHT ACQUISITION WILL RESULT IN IMMEDIATE DILUTION OF THE OUTSTANDING BIOSHIELD COMMON STOCK. Upon completion of the AHT acquisition , approximately $3 million in BioShield common stock will be issued or reserved for issuance for holders of AHT common stock and warrants, options or other rights to purchase or acquire AHT common stock. The resulting dilution of BioShield's common stock could have a negative impact on its market price.

         THE AHT ACQUISITION MAY DISRUPT OUR EXISTING BUSINESS, DISTRACT OUR MANAGEMENT AND DIVERT OUR RESOURCES. The integration of AHT into eMD may take management time and resources that will have to be diverted from the main business of the combined company. This diversion of time and resources could have a material adverse effect on our business, financial condition and results of operations, which may cause our stock price to decrease.

         COMPLETION OF THE AHT ACQUISITION MAY CAUSE A BREACH UNDER AGREEMENTS TO WHICH AHT IS A PARTY. The completion of the acquisition may violate the terms of agreements to which AHT is a party, or may permit the counterparties to these agreements to exercise their contractual remedies, such as acceleration of rights or termination. We will attempt to obtain the consent or waiver of the counterparties to these agreements, but we may be unsuccessful in our attempts. In addition, various persons with whom AHT historically has had business relationships may attempt to be released from, or fail to perform their obligations under, their contracts as a result of the acquisition, even if the terms of their contracts with AHT do not allow a release. If we are not able to obtain consents or waivers from the counterparties to AHT's contracts, or if a sufficient number of AHT's business partners refuse to perform their obligations, our business, financial condition and results of operations may be adversely affected.

         BECAUSE THE COMBINED COMPANY WILL BE A NEWLY INTEGRATED ENTITY, THE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS OF BIOSHIELD MAY BE OF LIMITED VALUE IN EVALUATING OUR FUTURE PERFORMANCE. The combination of eMD and AHT will result in a new enterprise that has not operated before as a single integrated unit. As a result, the financial information available for AHT, BioShield and the combined entity may be of limited value in evaluating our financial and operating prospects in the future.

RISKS RELATING TO THE ARROW-MAGNOLIA ACQUISITION

         THE INTEGRATION OF ARROW-MAGNOLIA INTERNATIONAL, INC. INTO OUR OPERATIONS MAY NOT BE SUCCESSFUL, AND MAY DISRUPT OUR EXISTING BUSINESS. On July 7, 2000, we announced an agreement to acquire up to 85% of the outstanding stock of Arrow-Magnolia International, Inc., a company engaged primarily in the manufacture and distribution of specialty chemical products for use in cleaning and maintaining equipment and generalized maintenance and sanitation products, for cash and stock. The success of that acquisition, if consummated, will depend in part on our ability to realize the anticipated growth opportunities and synergies from combining the businesses of BioShield and Arrow-Magnolia. Among other things, the integration of Arrow-Magnolia's and BioShield's business may result in disruption of our existing business, distraction of our management and diversion of other resources.

         WE WILL HAVE TO AMORTIZE GOODWILL THAT WILL INCREASE OUR NET LOSSES. If the Arrow-Magnolia acquisition is completed, the combined company's reported financial results will suffer as a result of purchase accounting treatment of the Arrow-Magnolia acquisition and the impact of amortization of goodwill and other intangibles relating to the acquisition . BioShield will account for the Arrow-Magnolia acquisition as a purchase of Arrow-Magnolia using the purchase method of accounting. As a result, BioShield will record the fair value of the consideration given for Arrow-Magnolia common stock and for options to purchase Arrow-Magnolia common stock, plus the amount of direct transaction costs, as the cost of acquiring Arrow-Magnolia. BioShield will allocate these costs to the individual Arrow-Magnolia assets acquired and liabilities assumed, including intangible assets. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period.

         The amount of purchase cost allocated to goodwill and other intangibles is estimated to be $__ million. If goodwill and other intangible assets were amortized in equal quarterly amounts following completion of the acquisition, the accounting charge attributable to these items would be approximately $__ million per quarter or $__ million per fiscal year. As a result, purchase accounting treatment of the Arrow-Magnolia acquisition will result in a net loss for BioShield in the foreseeable future which could have a material and adverse effect on the market value of BioShield common stock following completion of the acquisition .

         COMPLETION OF THE ARROW-MAGNOLIA TRANSACTION MAY CAUSE A BREACH UNDER AGREEMENTS TO WHICH ARROW-MAGNOLIA IS A PARTY. The completion of the Arrow-Magnolia acquisition may violate the terms of agreements to which Arrow-Magnolia is a party, or may permit the counterparties to these agreements to exercise their contractual remedies, such as acceleration of rights or termination. We will attempt to obtain the consent or waiver of the counterparties to these agreements, but we may be unsuccessful in our attempts. In addition, various persons with whom Arrow-Magnolia historically has had business relationships may attempt to be released from, or fail to perform their obligations under, their contracts as a result of the acquisition , even if the terms of their contracts with Arrow-Magnolia do not allow a release. If we are not able to obtain consents or waivers from the counterparties to Arrow-Magnolia's contracts, or if a sufficient number of Arrow-Magnolia's business partners refuse to perform their obligations, our business, financial condition and results of operations may be adversely affected.

         THE SUCCESS OF ARROW-MAGNOLIA IS DIRECTLY ATTRIBUTABLE TO ITS RELATIONSHIPS WITH CONTRACTORS AND CUSTOMERS THAT MAY BE ADVERSELY AFFECTED BY COMPLETION OF THE ACQUISITION. Most of the sales of Arrow-Magnolia are made on open account without long term commitments or contracts and are attributable to the efforts of its independent sales representatives and their contacts with the end users of products sold by Arrow-Magnolia. If these relationships are adversely affected by the offer or changes implemented by BioShield after completion of the offer, the business, financial condition and results of the combined entity may be adversely affected.

         BECAUSE THE COMBINED COMPANY WILL BE A NEWLY INTEGRATED ENTITY, THE HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS OF BIOSHIELD MAY BE OF LIMITED VALUE IN EVALUATING OUR FUTURE PERFORMANCE. The combination of BioShield and Arrow-Magnolia will result in a new enterprise that has not operated before as a single integrated unit. As a result, the financial information available for Arrow-Magnolia, BioShield and the combined entity may be of limited value in evaluating our financial and operating prospects in the future.



                                 USE OF PROCEEDS

         The proceeds from the sale of the shares covered by this prospectus are entirely for the benefit of the selling shareholder. We will not receive any proceeds from the sale of the shares from the selling shareholder. We will receive proceeds from any exercise of the warrants equal to the exercise price, and those proceeds will be used for general corporate purposes.


                  ISSUANCE OF SHARES TO THE SELLING SHAREHOLDER

         On June 14, 2000, we completed a private placement of $10,000,000 principal amount of our series B convertible preferred stock and warrants to purchase up to 79,281 shares of common stock. The preferred stock and warrants were sold in a private placement in reliance on Rule 506 of the Securities Act of 1933, which provides an exemption from registration for sales to accredited investors, as defined by Rule 501 under Regulation D of the Securities Act. We agreed to file the registration statement which includes this prospectus registering the resale of the shares of common stock issuable upon the conversion of the preferred stock and the exercise of the warrants.

         Each share of preferred stock is convertible into the number of shares of BioShield common stock equal to its stated value, $20,000, plus a 5% premium of the stated value each year from the date the preferred stock was issued, divided by the conversion price. The conversion price is equal to 90% of the average lowest of the closing bid and ask prices of our common stock for any three trading days in the ten trading day period before the conversion, but may not exceed $19.70. The preferred stock is redeemable at BioShield's option, at a price of 125% of its principal amount. The warrants entitle the investor to purchase up to 79,281 shares of common stock at the option of the holder until June 14, 2005, and have an exercise price of $18.92 per share, subject to adjustment under some circumstances.

         If all the shares of BioShield preferred stock were converted, and all the warrants exercised, as of October 19, 2000, BioShield would be required to issue approximately 6.2 million shares of BioShield common stock, or approximately 43% of the number of shares of BioShield common stock that would then be outstanding, without giving effect to the AHT acquisition. The total number of shares of BioShield common stock issuable upon the conversion and exercise will vary, based upon the closing bid and ask prices of the BioShield common stock.


                               SELLING SHAREHOLDER

         The selling shareholder is Wilson LLC, a Cayman Islands limited liability company. We have agreed to pay all the expenses we incur in connection with the registration of the shares. Wilson LLC will pay all broker commissions and other selling expenses it incurs, as well as any legal and other expenses it may incur in the registration or sale of its shares.

         The following table sets forth information about the ownership of our common stock by Wilson LLC as of October 19, 2000. The number of shares in the table represents an estimate of the number of shares of common stock to be offered by Wilson LLC, if it had converted all the series B preferred stock as of October 19, 2000 and exercised all the warrants and offered all the resulting shares of common stock for sale. If converted as of October 19, 2000, the series B preferred stock would have converted at approximately $1.61 per share of common stock into approximately 6,201,550 shares of common stock. If all the warrants were exercised, we would be obligated to issue an additional 79,281 shares, or a total of approximately 6,280,831 shares. The actual number of shares of common stock issuable upon conversion of the preferred stock is indeterminate, and could be materially less or more than the amount estimated due to the conversion price adjustments explained in the section of this prospectus entitled "Description of Capital Stock" on page __.

         We agreed to register at least 1,500,000 shares in connection with the issuance of the preferred shares and the warrants; the additional shares covered by this prospectus for sale by the selling shareholder are to accommodate the possibility that the actual number of shares issuable upon conversion of the preferred stock increases as a result of adjustments in the conversion price. We cannot assure you that Wilson LLC will sell any or all of the shares that it may acquire upon its conversion of the preferred stock or exercise of the warrants The selling shareholder's determination whether to hold or convert the preferred stock and exercise the warrants and sell the resulting shares, will depend upon many factors, including BioShield's prospects, general market conditions and the prevailing price of the common stock.


                           SHARES OF COMMON STOCK             SHARES OF                 SHARES BENEFICIALLY
NAME OF SELLING            BENEFICIALLY OWNED                 COMMON STOCK              OWNED AFTER THE
SHAREHOLDER                PRIOR TO THE OFFERING              BEING OFFERED(1)          OFFERING(1)
------------------------------------------------------------------------------------------------------------
Wilson LLC(2)              6,280,831                          6,280,831                       0


(1) Assumes the sale of all the shares of common stock which are being offered pursuant to this prospectus.
(2) Excludes an indeterminate number of shares of common stock issuable in connection with the conversion of shares of eMD, our majority owned subsidiary. Also excludes an indeterminate number of shares of common stock that may be issuable under two private equity credit agreements to Jackson LLC, a Cayman Islands limited liability company that is affiliated with Wilson LLC.




                              PLAN OF DISTRIBUTION

         Shares covered by this prospectus may be offered and sold from time to time by the selling shareholder. The selling shareholder will act independently of BioShield in making decisions with respect to the timing, manner and size of each sale. The selling shareholder may sell the shares:

         -        on the Nasdaq SmallCap Market(TM);

         - at prices and at terms then prevailing or at prices related to the then current market price; or

         - in private sales at negotiated prices directly or through brokers.

         The selling shareholder and any underwriter, dealer or agent who participates in the distribution of the shares may be deemed to be underwriters under the Securities Act, and any discount, commission or concession received by these persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling shareholder against some liabilities arising under the Securities Act.

         Any broker-dealer participating in transactions as agent may receive commissions from the selling shareholders, and, if acting as agent for the purchaser of the shares, from the purchaser. Usual and customary brokerage fees will be paid by the selling shareholder. Broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares as principal may then resell the shares from time to time in transactions in the over-the-counter market, in negotiated transactions or by a combination of these methods of sale, at market prices prevailing at the time of sale or at negotiated prices, and in connection with resales may pay to or receive from the purchasers of the shares commissions as described above.

         We have advised the selling shareholder that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholder and their affiliates. The selling shareholder has advised BioShield that during the time as the selling shareholder may be engaged in the attempt to sell shares registered under this prospectus, it will:

         - not engage in any stabilization activity in connection with any of the shares;

         - not bid for or purchase any of the shares or any rights to acquire the shares, or attempt to induce any person to purchase any of the shares or rights to acquire the shares other than as permitted under the Exchange Act;

         - not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution; and

         - effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

         The selling shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act if the broker-dealers purchase shares as principal.

         In order to comply with the securities laws of some states, if applicable, the shares will be sold in some jurisdictions only through registered or licensed brokers or dealers. In some states, the shares may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         BioShield has agreed to use its best efforts to maintain the effectiveness of this registration statement with respect to the shares until the earlier of the sale of the shares or June 14, 2002. No sales may be made under this prospectus after that date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness.

                          DESCRIPTION OF CAPITAL STOCK

         The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to our articles of incorporation and bylaws and the Georgia Business Corporation Code. Copies of BioShield's articles of incorporation and bylaws are incorporated by reference and will be sent to stockholders upon request. For information on where to obtain a copy of BioShield's articles of incorporation and bylaws, see "Where you can find more information" on page __ of this prospectus.


AUTHORIZED CAPITAL STOCK

         Under our articles of incorporation, we are authorized to issue 40,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock with rights to be determined by our board of directors. Five hundred shares of preferred stock have been designated series B convertible preferred stock.


COMMON STOCK

         COMMON STOCK OUTSTANDING. As of June 30, 2000, there were 8,339,073 shares of common stock issued and outstanding. Additionally, 35,000 shares of common stock were held in the treasury and 3 million shares of common stock were reserved for issuance in accordance with our employee benefit plans.

         VOTING RIGHTS. Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

         DIVIDEND RIGHTS. The holders of common stock share in any dividends paid on the common stock if the board of directors declares dividends out of funds that are legally available.

         RIGHTS UPON LIQUIDATION. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.

         RANK. All shares of common stock rank junior to all shares of series B preferred stock regarding preferences for distributions and payments in the event of liquidation.

         PREEMPTIVE RIGHTS. Holders of common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

         REDEMPTION. No redemption provisions apply to the common stock.


SERIES B CONVERTIBLE PREFERRED STOCK

         SERIES B CONVERTIBLE PREFERRED STOCK OUTSTANDING. As of the date of this prospectus, our board of directors has classified 500 shares of preferred stock as series B convertible preferred stock and all 500 shares of preferred stock are outstanding.

         VOTING RIGHTS. The holders of the preferred stock are not entitled to vote, except as required by law.

         DIVIDEND RIGHTS. Holders of the preferred stock are not entitled to receive dividends. If any shares of the preferred stock are outstanding, we may not declare, pay or make any dividends or other distributions on any of the common stock unless we gives written notice to the holders of the preferred stock at least thirty days before either the record date taken for the dividend payment or another distribution and we obtain the written consent of the holders of a majority of the outstanding shares of preferred stock.

         BioShield may declare and pay a dividend in cash on its common stock if BioShield meets two conditions. First, BioShield must pay to each holder of shares of preferred stock cash equal to the amount the holder would have received if the holder's shares of preferred stock had been converted to common stock one business day before the record date for the dividend. Second, after making any required payments, including payments to the holders of shares of preferred stock, BioShield must have in cash or cash equivalents an amount equal to the sum of:

-        all of our liabilities on our most recently available balance sheet;

- the amount of any indebtedness we or any of our subsidiaries incur since our most recent balance sheet; and

- 120% of the amount payable to all holders of any shares of any class of BioShield preferred stock assuming a liquidation as the date of our most recently available balance sheet.

         RIGHTS UPON LIQUIDATION. If there is a liquidation or dissolution of BioShield, each holder of preferred stock will receive a liquidation preference prior to any payments made to holders of any class of our capital stock that ranks junior to the preferred stock. This preference is an amount per share equal to the sum of:

-        $20,000, the stated value of the preferred stock; and

- a premium of 5% per year of the stated value of the preferred stock from the date of its issuance.

         If there are insufficient funds to pay the full amount due to the holders of preferred stock and other classes of BioShield preferred stock rank equally with the preferred stock regarding these payments, then each holder of preferred stock will share equally in any available funds according to their liquidation preferences.

         BioShield's purchase or redemption of its stock in any manner permitted by law will not be regarded as a liquidation or dissolution of BioShield. Similarly, BioShield's consolidation or merger with or into any other person and the sale or transfer by us of less than substantially all of our assets will be not deemed to be a liquidation or dissolution.

         RANK. The preferred stock will rank greater than any series of common or preferred stock issued by BioShield in the future. We may not authorize or issue capital stock that ranks senior or equal to the preferred stock without the written consent of the holders of at least a majority of the outstanding shares of the series B convertible preferred stock. Without the written approval of at least a majority of the outstanding shares of the series B convertible preferred stock, we may not amend our articles of incorporation or bylaws, or make any resolution of the board of directors with the Georgia Secretary of State containing provisions that may materially and adversely affect or impair the rights of the holders of shares of preferred stock relative to the holders of our common stock or holders of any other class of our capital stock. If we merge or consolidate with or into another corporation, the preferred stock must retain its relative rights.

         PREEMPTIVE RIGHTS. Holders of the preferred stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

         REDEMPTION. We have the right to redeem the preferred stock if we meet some conditions. These conditions include that we have cash, credit or standby underwriting facilities available to fund the redemption. The redemption price is calculated as 125% of the original purchase price. All preferred stock outstanding as of June 14, 2003 will be automatically converted according to the conversion provisions of the series B convertible preferred stock.

         CONVERSION. Each share of series B convertible preferred stock is convertible into the number of shares of BioShield common stock equal to its stated value, $20,000, plus a 5% premium of the stated value each year from the date the preferred stock was issued divided by the conversion price. The conversion price is equal to 90% of the average lowest of the closing bid and ask prices of our common stock for any three trading days in the ten trading day period before the conversion.

         If all the series B preferred stock were converted, it would convert into:

                                                                                         PERCENT OF  SHARES
                                                                 APPROXIMATE             OUTSTANDING AFTER
                                                               NUMBER OF SHARES             CONVERSION
                                                               ----------------          ------------------
At the conversion price in effect on October 19, 2000......        6,201,550                   43%
At 25% below the October 19, 2000 closing market price.....        9,696,970                   54%
At 50% below the October 19, 2000 closing market price.....       14,545,455                   64%
At 75% below the October 19, 2000 closing market price.....       29,090,909                   78%


         Under the conversion price formula, there is no ceiling on the number of shares of common stock into which the preferred stock can be converted, and, as the price of the common stock decreases, the number of shares of common stock underlying the shares of preferred stock continues to increase. The preferred stock is likely to be converted at a rate at or below the common stock's market price, and the lower the common stock's market price at the time the holder converts, the more shares of common stock the holder will get in the conversion. To the extent a holder of preferred stock converts and then sells the shares of common stock, the common stock's market price may decrease due to the additional shares in the market, allowing the selling holder to convert other preferred stock into greater amounts of common stock, the sale of which could further depress the market price for the common stock. The downward pressure on the market price of the common stock as a holder of the preferred stock converts and sells common stock could encourage short sales by others, placing further downward pressure on the market price of the common stock. The conversion of the outstanding shares of preferred stock may result in substantial dilution to the interest of other common stockholders.

         Please see BioShield's articles of incorporation for more detailed information about BioShield's preferred stock. You may obtain a copy of BioShield's articles of incorporation by following the instructions in the section titled "Where you can find more information" that begins on page __ of this prospectus.

         The holders of the preferred shares are limited with respect to the number of shares that they can convert at any one time. In particular, they are not entitled to convert shares that would result in their owning in excess of 4.9% of the outstanding common stock following conversion. In addition, the NASD requires its members, including BioShield, to get the approval of a majority of the total votes cast before BioShield can issue common stock, or securities convertible into or exercisable for common stock, if the common stock issued would be more than 20% of the common stock outstanding, or would have more than 20% of the voting power outstanding before the issuance. The shares of preferred stock are not convertible into common stock to the extent the number of shares of common stock issuable upon the conversion would exceed 19.99% of the shares of common stock outstanding as of the time of issuance of the preferred stock, unless our stockholders subsequently approve the issuance. Under the terms of the agreements governing the issuance of the preferred stock and the warrants, BioShield has agreed to submit for stockholder approval a proposal to ratify the issuance of the preferred stock and the shares of common stock issuable upon conversion of preferred stock.


                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for BioShield's common stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.

                                  LEGAL MATTERS

         The validity of the shares offered under this prospectus will be passed upon by Sims Moss Kline & Davis LLP, Atlanta, Georgia, counsel to BioShield. Raymond L. Moss, a partner with Sims Moss Kline & Davis LLP, owns or has the right to acquire 25,000 shares of common stock of BioShield and owns 225,000 shares of eMD.com. Other partners of the firm own 75,000 shares in the aggregate of eMD.com


                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to BioShield's annual report on Form 10-KSB for the year ended June 30, 2000, have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Some information in the registration statement has been omitted from this prospectus as permitted by the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of copying fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq SmallCap Market(TM). Reports, proxy and information statements and other information concerning BioShield. may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to incorporate by reference some of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholder has sold all the shares.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

         1. Our annual report on Form 10-KSB for the year ended June 30, 2000 (File No. 0-24913).

         2. Our Current Reports on Form 8-K, filed with the SEC on June 28, 2000 and July 3, 2000.

         We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to the documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct any requests for documents to Scott Parliament, BioShield Technologies, Inc., 5655 Peachtree Parkway, Norcross, Georgia 30092, (770) 246-2000.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant will bear no expenses in connection with any sale or other distribution by the selling shareholder of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee and the NASD listing fee.

             SEC registration fee                        $        3,754.08
             Legal fees and expenses                             15,000.00
             Accounting fees and expenses                        10,000.00
             NASD listing fee                                     7,500.00
             Miscellaneous expenses                               1,000.00

             Total                                       $       37,254.08


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 14-2-202(b)(4) of the Georgia Business Corporation Code provides that a corporation's articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director. This Section also provides, however, that such a provision shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation, (ii) for acts or omissions involving intentional misconduct or a knowing violation of law, (iii) for certain other types of liability set forth in the Code, and (iv) for transactions from which the director derived an improper personal benefit. Article VI of the Registrant's Articles of Incorporation contains a provision eliminating or limiting the personal liability of a director of the Registrant to the fullest extent authorized by the Georgia Business Corporation Code.

    In addition, Sections 14-2-851 and 14-2-857 of the Georgia Business Corporation Code, provides for indemnification of directors and officers of the Registrant for liability and expenses reasonably incurred by them in connection with any civil, criminal, administrative or investigative action, suit or proceeding in which they may become involved by reason of being a director or officer of the Registrant. Indemnification is permitted if the director or officer acted in a manner which he believed in good faith to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct to be unlawful; provided that the Registrant may not indemnify any director or officer (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or
(ii) in connection with any other proceeding in which he was adjudged liable on the basis that personal profit was improperly received by him, except as determined by a court of competent jurisdiction. Article 9 of the Registrant's Bylaws contains a provision providing for the indemnification of officers and directors and advancement of expenses to the fullest extent authorized by the Georgia Business Corporation Code.

    The Registrant also maintains directors and officers liability insurance which insures against liabilities that directors and officers of the Registrant may incur in such capacities.

ITEM 16.  EXHIBITS.

       EXHIBITS
       ---------
          5.1     Opinion of Sims Moss Kline & Davis LLP

         23.1     Consent of Grant Thornton, LLP

         23.2     Consent of Sims Moss Kline & Davis LLP (included in Exhibit
                  5.1)

         24.1     Power of Attorney (see signature page)

         10.109 Securities Purchase Agreement dated as of June 14, 2000, by and among BioShield Technologies, Inc., and Wilson LLC. (previously filed as
Exhibit No. 10.86 to the Company's Current Report on Form 8-K filed with the SEC on July 3, 2000 - SEC File No. 0-24913 (the "Form 8-K"))

         10.110 Registration Rights Agreement dated as of June 14, 2000, by and among BioShield Technologies, Inc., and Wilson LLC. (previously filed as Exhibit No. 10.87 to the Form 8-K)

         10.111 Placement Agency Agreement dated as of June 14, 2000, by and among BioShield Technologies, Inc., and J.P.Carey Securities, Inc. (previously filed as Exhibit No. 10.88 to the Form 8-K)

         10.112 Warrant Agreement dated as of June 14, 2000, by and among BioShield Technologies, Inc., and Wilson LLC. (previously filed as Exhibit No.
10.89 to the Form 8-K)

         10.113 Letter Agreement dated as of June 14, 2000, by and among BioShield Technologies, Inc., Wilson LLC and Jackson LLC (previously filed as the corresponding Exhibit No. 10.90 to the Form 8-K)

         10.114 Officer's Certificate of BioShield Technologies, Inc. dated as of June 14, 2000 (previously filed as Exhibit No. 10.91 to the Form 8-K)

         10.115   Transfer Agent Instructions (previously filed as Exhibit No.
10.92 to the Form 8-K)

         10.116 Articles of Amendment to the Articles of Incorporation of BioShield Technologies, Inc. (previously filed as Exhibit No. 10.93 to the Form 8-K)

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on the 17th day of October, 2000.

                                            BIOSHIELD TECHNOLOGIES, INC.


                                            By: /s/ Timothy C. Moses
                                               --------------------------------
                                               Timothy C. Moses, Chairman


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints Timothy C. Moses and Scott Parliament, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement (including all pre-effective and post-effective amendments thereto and all registration statements filed pursuant to Rule 462(b) which incorporate this registration statement by reference), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on October 17th, 2000 in the capacities indicated below.


SIGNATURE                                            TITLE                                            DATE
---------                                            -----                                            ----
     /s/ Timothy C. Moses                            President; Chief Executive                  October 17, 2000
----------------------------------                   Officer; Director (Principal
     Timothy C. Moses                                Executive Officer)

     /s/ Scott Parliament                            Chief Financial Officer                     October 17, 2000
----------------------------------                   (Principal Financial and
     Scott Parliament                                Accounting Officer)

     /s/ Carl T. Garner                              Director                                    October 17, 2000
----------------------------------
     Carl T. Garner

     /s/ Edward U. Miller                            Director                                    October 17, 2000
----------------------------------
     Edward U. Miller

     /s/ Martin Savarick                             Director                                    October 17, 2000
----------------------------------
     Martin Savarick

     /s/ Hugh R. Lamle                               Director                                    October 17, 2000
----------------------------------
     Hugh R. Lamle

                          INDEX TO EXHIBITS



5.1              Opinion of Sims Moss Kline & Davis LLP

23.1             Consent of  Grant Thornton, LLP